FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 12, 2003

Pan American Silver Corp

(Translation of registrant's name into English)

1500-625 HOWE STREET
VANCOUVER BC CANADA V6C 2T6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

EXHIBITS

Exhibit 1

Press Release dated November 12, 2003 - Pan American Silver Increases Productions, Lowers Cost in Third Quarter

November 10, 2003

PAN AMERICAN SILVER INCREASES PRODUCTION, LOWERS COST IN THIRD QUARTER

(all amounts in US Dollars unless otherwise stated)

THIRD QUARTER HIGHLIGHTS

  Silver production increased 25% to 2.2 million ounces (1.75 million in 2002).

  Cash production costs decreased 13% to $3.93/oz and total production costs decreased 21% to $4.33/oz.

  Consolidated revenue increased 6% over the third quarter of 2002. Net loss declined to $0.4 million or $0.01/share ($17.4 million in 2002).

  The La Colorada mine began to ramp up to full-scale production following completion of the expansion project.

  Balance sheet strengthened by the issuance of $86.3 million of 5.25% convertible debentures, sufficient to fund planned growth projects.

  Feasibility studies initiated on Huaron mine expansion and Manantial Espejo project.

FINANCIAL RESULTS

Pan American Silver Corp. (NASDAQ: PAAS; TSX: PAA) reported a net loss of $0.4 million ($0.01 per share) for the third quarter of 2003 versus the third quarter of 2002 when the write down of the Quiruvilca mine produced a net loss of $17.4 million or $0.40/share. Consolidated revenue for the quarter was $11.9 million, 6% greater than revenue in the third quarter of 2002 primarily due to  higher realized silver prices and increased production.

Consolidated silver production for the third quarter totaled 2,187,508 ounces, a 25% increase over the third quarter of 2002. The increase was due primarily to the addition of the high-grade pyrite stockpiles operation in Peru and higher tonnage and grade processed at La Colorada. Zinc metal production of 7,578 tonnes was 24% lower while lead production of 4,332 tonnes was 13% lower than in the third quarter of 2002 due to the closure of the North Zone of the Quiruvilca mine in August. Copper production rose to 841 tonnes in the third quarter - 16% higher than in 2002 - due to higher copper content at Quiruvilca.

Cash costs of $3.93/oz in the third quarter improved 13% over cash costs of $4.53/oz in the corresponding period of 2002 and represent an 11% decrease from cash costs in the second quarter. The improvement is due primarily to the cost savings achieved by closing the North Zone of the Quiruvilca mine. Total production costs declined by 21% to $4.33/oz reflecting the reduced depreciation and amortization costs following the write down of the carrying value of the Quiruvilca mine in the second half of 2002.

For the nine months ended September 30, 2003 consolidated silver production was 6,518,167 ounces, a 13% increase over the first nine months of 2002.  Zinc production of 24,759 tonnes was 16% lower than in 2002.  Lead production was 5% lower at 14,836 tonnes and copper production of 2,625 tonnes was 25% higher. Cash costs for the first nine months declined 2% to $4.16/oz while total production costs declined 10% to $4.58.

Working capital at September 30, including cash of $92.8 million, improved to $87.1 million, an increase of $84.7 million from December 31, 2002 after receiving net proceeds of $83.25 million from the issuance of the convertible debentures.

Capital spending totaled $3.5 million during the quarter and was $11.6 million for the first nine months of 2003.  This spending was primarily to complete the expansion of the La Colorada mine. Early in October, the final $1.5 million was drawn from the La Colorada mine expansion project loan from the International Finance Corporation, a member of the World Bank Group.

Ross Beaty, Chairman and CEO of Pan American commented that "During the third quarter, Pan American Silver increased its silver production, decreased its cash and total costs of production, and raised $86 million of new capital to fund the growth projects that will deliver profitable, high-quality production over the next few years. I particularly look forward to results from the major drilling programs we are now undertaking at three of our feasibility stage projects."

OPERATIONS AND DEVELOPMENT HIGHLIGHTS

MEXICO

The La Colorada mine increased production to 244,971 ounces of silver in the third quarter, an increase of 7% over second quarter levels, despite record rainfall in August and September which slowed commissioning of the new oxide plant. Operating results will continue to be treated as pre-production revenue until commissioning has been completed, which is expected at year-end. With more than 90% of its revenues derived from silver, La Colorada is one of the purest silver mines in the world.

Work continued on the feasibility study at the Alamo Dorado silver project, acquired in early 2003 with the purchase of Corner Bay Silver. Permitting is underway, as well as metallurgical testing designed to confirm the economic benefits of adding a conventional mill circuit to a small-scale heap leach operation. The original heap leach feasibility study prepared by Corner Bay projected average annual production of 6 million ounces at an average cash cost of $3.25 per equivalent ounce of silver starting in 2005. A conventional mill would improve recoveries and reduce cash costs. A production decision is expected in the first half of 2004.

PERU

Production at the Huaron mine in the third quarter of 2003 remained steady at 1,047,616 ounces of silver. As expected, cash and total costs improved over levels in the second quarter, which was affected by poor equipment availability and higher expenditures for development and ground support that increased costs. Cash and total costs declined to $3.94/oz and $4.42/oz respectively in the third quarter versus $4.20 and $4.75 respectively in the second quarter. Third-quarter costs were also lower than cash and total costs of $4.17/oz and $4.63/oz respectively in the year earlier period. In July, the Company initiated a third-party evaluation of the potential to expand production at Huaron. As part of the feasibility study due early in 2004, a $1 million exploration drilling program has been initiated to convert known mineral resources into proven and probable reserves.

In October, Pan American bought back the 3% net smelter royalty on the Huaron mine for $2.5 million. At current production levels and a silver price of $5/oz, the buyout of the royalty will reduce Huaron's cash costs by $850,000 per year, starting in 2006. Should an expansion to an annual production rate of 6 million ounces prove viable, the purchase of the royalty will save more than $1 million per year in operating costs over the life of the mine.

The Quiruvilca mine benefited from the closure of the high-cost North Zone in the third quarter. Silver production increased 8% over the third quarter of last year, rising to 641,747 ounces of silver due to higher grades. Cash costs decreased 11% to $4.61/oz while total costs declined by 32% to $4.77/oz reflecting decreased depreciation and amortization due to the write down of the mine in 2002. The mine achieved positive cash flow in August and September for the first time since 2000.

The Silver Stockpile Operation continued to generate excellent cash flow, producing a record 253,174 ounces of silver at a cash cost of just $2.17/oz. With a total production cost of only $2.81/oz, the Stockpile contributed $0.5 million toward third quarter earnings.

ARGENTINA

Feasibility work has started on the 50% owned Manantial Espejo silver-gold joint venture where geotechnical and environmental testing are underway to facilitate permitting. Initial scoping work indicates that at a rate of 1,500 tonnes per day, Manantial Espejo would produce 4 million ounces of silver and 70,000 ounces of gold annually.

SILVER MARKETS

The silver price opened at its low for the quarter of $4.55 and moved steadily upwards, peaking at $5.31 on September 12 and closing at $5.11 for the quarter to average $4.99 for the nine months ending September 30. Speculative interest continues to increase and investor demand for silver has reappeared for the first time in several years. According to Ross Beaty, "Silver has better fundamentals today than it has for several years and I expect we will see continuing strength in its price for some time."

Pan American will host a conference call on Wednesday, November 12th at 10:00 a.m. Pacific time (1:00 p.m. Eastern time) to discuss the third quarter financial and operational results.  North American participants please call toll-free 1-877-825-5811. International participants please dial 1-973-582-2767. The conference may also be accessed live from the investor relations section of the Pan American website at www.panamericansilver.com. To listen to a playback for one week after the call, dial 1-877-519-4471 and enter the pass code 4271145.

For More Information, please contact:

Brenda Radies, Vice-President Corporate Relations (604) 806-3158

www.panamericansilver.com

- End -

CAUTIONARY NOTE

Some of the statements in this news release are forward-looking statements, such as estimates of future production levels, expectations regarding mine production costs, expected trends in mineral prices and statements that describe Pan American's future plans, objectives or goals.  Actual results and developments may differ materially from those contemplated by these statements depending on such factors as changes in general economic conditions and financial markets, changes in prices for silver and other metals , technological and operational hazards in Pan American's mining and mine development activities, uncertainties inherent in the calculation of mineral reserves, mineral resources and metal recoveries, the timing and availability of financing, governmental and other approvals, political unrest or instability in countries where Pan American is active, labor relations and other risk factors listed from time to time in Pan American's Form 40-F.

Financial & Operating Highlights
	Three Months ended		Nine Months ended
	September 30		September 30
	2003	2002	2003	2002

Consolidated Financial Highlights (in thousands of US dollars)

Net income (loss)	$ (390)	$ (17,387)	$ (1,936)	$ (19,937)
Earnings (loss) per share	(0.01)	(0.40)	(0.04)	(0.48)
Net income (loss) before unusual items	(390)	(2,258)	(1,936)	$ (4,808)
Earnings (loss) per share before unusual items	(0.01)	(0.05)	(0.04)	(0.12)
Contribution from mining operations	1,690	(252)	3,303	1,553
Capital spending	3,513	3,224	10,015	6,166
Exploration expense	600	234	1,588	577
Cash	92,839	17,964	92,839	17,964
Working capital	$ 87,054	$ 13,700	87,054	$ 13,700

Consolidated Ore Milled & Metals Recovered to Concentrate

Tonnes milled	302,847	287,831	918,730	876,383
Silver metal - ounces	2,187,508	1,750,467	6,518,167	5,755,367
Zinc metal - tonnes	7,578	9,947	24,759	29,526
Lead metal - tonnes	4,332	4,993	14,836	15,576
Copper metal - tonnes	841	723	2,625	2,105

Net smelter return per tonne milled	$ 42.52	$ 37.35	$ 39.84	$ 40.27
Cost per tonne	37.59	38.21	38.00	39.64
Margin (loss) per tonne	$ 4.93	$ (0.86)	$ 1.84	$ 0.63

Consolidated Cost per Ounce of Silver (net of by-product credits)

Total cash cost per ounce	$ 3.93	$ 4.53	$ 4.16	$ 4.23
Total production cost per ounce	$ 4.33	$ 5.45	$ 4.58	$ 5.08

In thousands of US dollars
Direct operating costs & value of metals lost
in smelting and refining	11,638	12,259	36,201	37,434
By-product credits	(4,003)	(4,583)	(11,869)	(13,298)
Cash operating costs	7,636	7,676	24,333	24,136
Depreciation, amortization & reclamation	771	1,565	2,457	4,821
Production costs	8,407	9,241	26,790	28,956

Ounces used in cost per ounce calculations	1,942,537	1,695,468	5,846,927	5,700,368

Average Metal Prices
Silver - London Fixing	$ 4.99	$ 4.67	$ 4.75	$ 4.63
Zinc - LME Cash Settlement per pound	$ 0.37	$ 0.35	$ 0.36	$ 0.35
Lead - LME Cash Settlement per pound	$ 0.23	$ 0.20	$ 0.22	$ 0.21
Copper - LME Cash Settlement per pound	$ 0.79	$ 0.69	$ 0.77	$ 0.71

Average Prices Realized
Silver - per ounce (note)	$ 4.71	$ 4.34	$ 4.46	$ 4.29
Zinc - per pound	$ 0.37	$ 0.35	$ 0.36	$ 0.35
Lead - per pound	$ 0.23	$ 0.20	$ 0.22	$ 0.21
Copper - per pound (note)	$ 0.71	$ 0.62	$ 0.68	$ 0.62
Note - Pan American pays a refining charge for silver and copper

Mine Operations Highlights	Three Months ended		Nine Months ended
	September 30		September 30
Huaron Mine	2003	2002	2003	2002

Tonnes milled	148,630	150,330	461,570	449,995
Average silver grade - grams per tonne	246	257	256	264
Average zinc grade - percent	3.75%	4.15%	3.83%	4.08%
Silver - ounces	1,047,616	1,101,005	3,398,329	3,393,069
Zinc - tonnes	4,598	5,285	14,881	15,440
Lead - tonnes	3,247	3,338	11,277	10,275
Copper - tonnes	362	471	1,050	1,334

Net smelter return per tonne	$ 46.42	$ 43.21	$ 44.97	$ 44.41
Cost per tonne	41.70	39.59	41.11	38.14
Margin (loss) per tonne	$ 4.72	$ 3.62	$ 3.86	$ 6.27

Total cash cost per ounce	$ 3.94	$ 4.17	$ 3.98	$ 3.65
Total production cost per ounce	$ 4.42	$ 4.63	$ 4.51	$ 4.10

In thousands of US dollars
Direct operating costs & value of metals lost
in smelting and refining	$ 6,688	$ 6,730	$ 20,648	$ 19,065
By-product credits	(2,560)	(2,143)	(7,118)	(6,675)
Cash operating costs	4,128	4,586	13,530	12,390
Depreciation, amortization and reclamation	505	511	1,792	1,530
Production costs	$ 4,633	$ 5,097	$ 15,322	$ 13,920

Ounces for cost per ounce calculations	1,047,616	1,101,005	3,398,329	3,393,069

Quiruvilca Mine

Tonnes milled	106,930	131,200	352,199	389,254
Average silver grade - grams per tonne	212	164	191	178
Average zinc grade - percent	3.17%	3.97%	3.17%	3.99%
Silver - ounces	641,747	594,463	1,875,775	1,933,526
Zinc - tonnes	2,845	4,622	9,525	13,854
Lead - tonnes	980	1,620	3,266	5,070
Copper - tonnes	479	252	1,575	771

Net smelter return per tonne	$ 38.42	$ 32.42	$ 34.02	$ 34.90
Cost per tonne	38.87	38.46	38.92	39.53
Margin (loss) per tonne	$ (0.45)	$ (6.04)	$ (4.90)	$ (4.63)

Total cash cost per ounce	$ 4.61	$ 5.20	$ 5.12	$ 5.04
Total production cost per ounce	$ 4.77	$ 6.97	$ 5.27	$ 6.62

In thousands of US dollars
Direct operating costs & value of metals lost
in smelting and refining	$ 4,402	5,529	$ 14,350	$ 16,368
By-product credits	(1,443)	(2,440)	(4,751)	(6,615)
Cash operating costs	2,959	3,089	9,599	9,752
Capital spending expensed and reclamation	104	1,054	288	3,049
Production costs	$ 3,063	$ 4,143	$ 9,887	$ 12,801

Ounces for cost per ounce calculations	641,747	594,463	1,875,775	1,933,526

La Colorada Mine

Tonnes milled	27,090	6,301	57,920	37,134
Average silver grade - grams per tonne	430	336	467	414
Silver - ounces	244,971	54,999	671,240	428,772
Zinc - tonnes	135	40	353	232
Lead - tonnes	105	35	293	231

Net smelter return per tonne	$ -	$ -	$ -	$ 46.36
Cost per tonne	-	-	-	58.96
Margin (loss) per tonne	$ -	$ -	$ -	$ (12.60)

Total cash cost per ounce	$ -	$ -	$ -	$ 5.33
Total production cost per ounce	$ -	$ -	$ -	$ 5.98

In thousands of US dollars
Direct operating costs & value of metals lost
in smelting and refining	$ -	$ -	$ -	$ 2,001
By-product credits		-		(8)
Cash operating costs	-	-	-	1,993
Depreciation, amortization and reclamation		-		243
Production costs	$ -	$ -	$ -	$ 2,236

Ounces for cost per ounce calculations	-	-	-	373,773

Pyrite Stockpile Sales

Tonnes sold	20,197	-	47,041	-
Average silver grade - grams per tonne	391	-	379	-
Silver ounces	253,174	-	572,823	-

Net smelter return per tonne	$ 35.55	$ -	$ 33.08	$ -
Cost per tonne	0.56	-	0.60	-
Margin (loss) per tonne	$ 34.99	$ -	$ 32.48	$ -

Total cash cost per ounce	$ 2.17	$ -	$ 2.10	$ -
Total production cost per ounce	$ 2.81	$ -	$ 2.76	$ -

In thousands of US dollars
Value of metals lost in smelting and refining	$ 549	$ -	$ 1,203	$ -
By-product credits	-	-	-	-
Cash operating costs	549	-	1,203	-
Depreciation, amortization and reclamation	162	-	377	-
Production costs	$ 711	$ -	$ 1,580	$ -

Ounces for cost per ounce calculations	253,174	-	572,823	-

PAN AMERICAN SILVER CORP.
Consolidated Balance Sheets
(Unaudited - in thousands of U.S. dollars)

	September 30	December 31
	2003	2002
ASSETS
Current
Cash and cash equivalents	$ 92,839	$ 10,185
Short-term investments	13	13
Accounts receivable	5,599	4,598
Inventories	6,736	4,637
Prepaid expenses	1,924	3,197
Total Current Assets	107,111	22,630
Mineral property, plant and equipment, net	72,275	59,447
Investment and other properties - note 3	83,337	4,193
Direct smelting ore	4,012	4,303
Other assets	3,975	4,393
Total Assets	$ 270,710	$ 94,966

LIABILITIES
Current
Operating line of credit	$ -	$ 125
Accounts payable and accrued liabilities - note 4	11,303	15,227
Advances for metal shipments	4,763	2,158
Current portion of bank loans - note 5	1,620	1,625
Current portion of capital lease	75	13
Current portion of convertible debenture liability - note 6	1,213	-
Current portion of severance indemnity and commitments	953	953
Current portion of deferred revenue	130	130
Total Current Liabilities	20,057	20,231
Deferred revenue	880	923
Bank loans - note 5	10,307	3,521
Capital lease	209	421
Liability component of convertible debenture - note 6	21,634	-
Provision for reclamation	13,184	12,971
Provision for future income tax - note 3	19,035	-
Severance indemnities and other liabilities	1,781	1,407
Total Liabilities	87,087	39,474

SHAREHOLDERS' EQUITY
Share capital - note 7
Authorized:
100,000,000 common shares of no par value
Issued:
December 31, 2002 - 43,883,454 common shares
September 30, 2003 - 52,609,853 common shares	220,865	161,024
Convertible debentures - note 6	64,176	-
Additional paid in capital	11,117	1,092
Deficit	(112,535)	(106,624)
Total Shareholders' Equity	183,623	55,492
Total Liabilities and Shareholders' Equity	$ 270,710	$ 94,966

See accompanying notes to consolidated financial statements

PAN AMERICAN SILVER CORP.
Consolidated Statements of Operations
(Unaudited - in thousands of U.S. dollars, except for shares and per share amounts)

	Three months ended		Nine months ended
	September 30		September 30
	2003	2002	2003	2002

Revenue	$ 11,890	$ 11,195	$ 32,265	$ 33,009
Expenses
Operating	10,200	11,447	28,962	31,456
General and administration	565	379	1,548	1,236
Depreciation and amortization	432	1,316	1,365	4,180
Reclamation	75	226	231	645
Exploration	600	234	1,588	577
Interest and financing costs	678	250	1,015	765
Write-down of mineral properties	-	15,129	-	15,129
	12,550	28,981	34,709	53,988

Net loss from operations	(660)	(17,786)	(2,444)	(20,979)
Other income and expenses	270	399	508	802
Net loss before income tax	(390)	(17,387)	(1,936)	(20,177)
Future income tax recovery	-	-	-	240
Net loss for the period	$ (390)	$ (17,387)	$ (1,936)	$ (19,937)

Basic & fully dilluted loss per share	$ (0.01)	$ (0.40)	$ (0.04)	$ (0.48)
Weighted average shares outstanding	52,307,032	43,193,324	51,030,066	41,751,774
See accompanying notes to consolidated financial statements

PAN AMERICAN SILVER CORP.
Consolidated Statements of Cash Flows - Direct Method
(Unaudited - in thousands of U.S. dollars)

	Three months ended		Nine months ended
	September 30		September 30
	2003	2002	2003	2002
Operating activities
Sales proceeds	$ 11,680	$ 9,983	$ 33,407	$ 33,386
Hedging activities	52	253	360	723
Interest paid	(290)	(250)	(627)	(765)
Other income and expenses	104	126	343	769
Products and services purchased	(11,035)	(8,437)	(32,691)	(31,385)
Exploration	(456)	(192)	(1,546)	(557)
General and administration	(557)	(317)	(1,971)	(1,086)
	(502)	1,166	(2,725)	1,085

Financing activities
Shares issued for cash	2,940	90	5,638	22,708
Shares issue costs	-	-	-	(956)
Convertible debentures - note 6	86,250	-	86,250	-
Debt issue costs	(2,993)	-	(3,000)	-
Repayment of line of credit	-	(490)	(125)	(670)
Capital lease (payments)	(75)	-	(150)	233
Proceeds from bank loans	-	-	8,000	-
Repayment of bank loans	(406)	(603)	(1,219)	(1,601)
	85,716	(1,003)	95,394	19,714

Investing activities
Mineral property, plant and equipment expenditures	(3,006)	(3,185)	(11,644)	(5,286)
Investment and other property expenditures	(492)	-	(869)	(762)
Acquisition of cash of subsidiary	-	-	2,393	-
Proceeds from sale of marketable securities	165	-	165	-
Other	(180)	(39)	(60)	(118)
	(3,513)	(3,224)	(10,015)	(6,166)

Increase (decrease) in cash and cash equivalents for the period	81,701	(3,061)	82,654	14,633
Cash and cash equivalents, beginning of period	11,138	21,025	10,185	3,331
Cash and cash equivalents, end of period	$ 92,839	$ 17,964	$ 92,839	$ 17,964

Supplemental disclosure of non-cash transactions
Shares issued for acquisition of mineral property	$ -	$ -	$ -	$ 1,250
Shares issued for royalty purchase	-	-	-	3,000
Shares issued for compensation expense	-	-	-	254
Shares, warrants and stock options issued for acquisition of subsidiary	-	-	64,228	-
	$ -	$ -	$ 64,228	$ 4,504
See accompanying notes to consolidated financial statements

PAN AMERICAN SILVER CORP.
Consolidated Statements of Cash Flows - Indirect Method
For the nine months ended September 30, 2003 and 2002
(Unaudited - in thousands of U.S. dollars)

	Three months ended		Nine months ended
	September 30		September 30
	2003	2002	2003	2002
Operating activities
Net loss for the period	$ (390)	$ (17,387)	$ (1,936)	$ (19,937)
Items not involving cash
Depreciation and amortization	432	1,316	1,365	4,180
Reclamation provision	75	226	231	645
Operating cost provisions	350	314	849	131
Gain on sale of marketable securities	(165)	-	(165)	-
Future income tax	-	-	-	(240)
Writedown of mineral properties	-	15,129	-	15,129
Changes in non-cash operating working capital items	(804)	1,568	(3,069)	1,177
	(502)	1,166	(2,725)	1,085

Financing activities
Shares issued for cash	2,940	90	5,638	22,646
Share issue costs	-	-	-	(894)
Convertible debentures - note 6	86,250	-	86,250	-
Debt issue costs	(2,993)	-	(3,000)	-
Capital leases (payments)	(75)	-	(150)	233
Repayment of line of credit	-	(490)	(125)	(670)
Proceeds from bank loans	-	-	8,000	-
Repayment of bank loans	(406)	(603)	(1,219)	(1,601)
	85,716	(1,003)	95,394	19,714

Investing activities
Mineral property, plant and equipment expenditures	(3,006)	(3,185)	(11,644)	(5,286)
Investment and other property expenditures	(492)	-	(869)	(762)
Acquisition of cash of subsidiary	-	-	2,393	-
Proceeds from sale of marketable securities	165	-	165	-
Other	(180)	(39)	(60)	(118)
	(3,513)	(3,224)	(10,015)	(6,166)

Increase (decrease) in cash and cash equivalents for the period	81,701	(3,061)	82,654	14,633
Cash and cash equivalents, beginning of period	11,138	21,025	10,185	3,331
Cash and cash equivalents, end of period	$ 92,839	$ 17,964	$ 92,839	$ 17,964

Supplemental disclosure of non-cash transactions
Shares issued for acquisition of mineral property	$ -	$ -	$ -	$ 1,250
Shares issued for royalty purchase	-	-	-	3,000
Shares issued for compensation expense	-	-	-	254
Shares, warrants and stock options issued for acquisition of subsidiary	-	-	64,228	-
	$ -	$ -	$ 64,228	$ 4,504

See accompanying notes to consolidated financial statements

Pan American Silver Corp. Consolidated Statements of Shareholders' Equity For the nine months ended September 30, 2003 (in thousands of US dollars, except for shares)
				Additional
	Common Shares		Convertible	Paid In
	Shares	Amount	Debentures	Capital	Deficit	Total

Balance, December 31, 2001	37,628,234	$130,723	$ -	$ 1,120	$ (72,966)	$ 58,877
Exercise of stock options	1,445,400	6,102	-	-	-	6,102
Shares issued for cash, net of share issue costs	3,450,000	15,599	-	-	-	15,599
Issued on acquisition of Manantial Espejo	231,511	1,250	-	-	-	1,250
Issued on acquisition of royalty	390,117	3,000	-	-	-	3,000
Issued as compensation payable	69,000	253	-	-	-	253
Issued to purchase silver pyrite stockpiles	636,942	4,000	-	-	-	4,000
Exercise of share purchase warrants	32,250	97	-	-	-	97
Foreign exchange translation adjustment	-	-	-	(28)	-	(28)
Net loss for the year	-	-	-	-	(33,658)	(33,658)
Balance, December 31, 2002	43,883,454	161,024	-	1,092	(106,624)	55,492
Exercise of stock options	989,202	5,133	-	-	-	5,133
Shares issued for acquisition of subsidiary - note 3	7,636,659	54,203	-	-	-	54,203
Convertible debentures - note 6	-	-	63,201	-	-	63,201
Convertible debentures issue costs - note 6	-	-	-	-	(3,000)	(3,000)
Fair value of stock options granted - note 3	-	-	-	1,136	-	1,136
Fair value of warrants granted - note 3	-	-	-	8,889	-	8,889
Exercise of share purchase warrants	100,538	505	-	-	-	505
Net loss for the period	-	-	-	-	(1,936)	(1,936)
Accretion to convertible debentures - note 6	-	-	975	-	(975)	-
Balance, September 30, 2003	52,609,853	$ 220,865	$ 64,176	$ 11,117	$ (112,535)	$ 183,623
See accompanying notes to consolidated financial statements

Notes to Unaudited Interim Consolidated Financial Statements

(As at September 30, 2003 and 2002 and for the three and nine month periods then ended)

(Tabular amounts are in thousands of US dollars, except for shares, price per share and per share amounts)

1.

Basis of and Responsibility for Presentation

These unaudited interim consolidated financial statements are expressed in United States dollars and are prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") that are more fully described in the annual audited consolidated financial statements for the year ended December 31, 2002 which are included in the Company's 2002 Annual Report.  These statements do not include all of the disclosures required by Canadian GAAP for annual financial statements.  Certain comparative figures have been reclassified to conform to the current presentation.  Significant differences from United States accounting principles are described in note 8.

In management's opinion all adjustments necessary for fair presentation have been included in these financial statements.

2.

Segmented Information

The Company operates in one industry, has three reporting segments and has activities in six countries. Segmented disclosures and enterprise-wide information are as follows:

For the nine months ended September 30, 2003
	Mining	Corporate Office	Exploration & Development	Total
Revenue from external customers	$ 11,838	$ 52	$ -	$ 11,890
Net loss	655	(806)	(239)	(390)
Segmented assets	$ 92,611	$ 91,696	$ 86,403	$ 270,710

For the three months ended September 30, 2002
	Mining	Corporate Office	Exploration & Development	Total
Revenue from external customers	$ 10,942	$ 253	$ -	$ 11,195
Net loss	(17,167)	(49)	(171)	(17,387)
Segmented assets	$ 73,431	$ 18,616	$ 3,759	$ 95,806

For the nine months ended September 30, 2003
	Mining	Corporate Office	Exploration & Development	Total
Revenue from external customers	$ 31,905	$ 360	$ -	$ 32,265
Net loss	333	(1,421)	(848)	(1,936)
Segmented assets	$ 92,611	$ 91,696	$ 86,403	$ 270,710

For the nine months ended September 30, 2002
	Mining	Corporate Office	Exploration & Development	Total
Revenue from external customers	$ 32,286	$ 723	$ -	$ 33,009
Net loss	(19,269)	(331)	(337)	(19,937)
Segmented assets	$ 73,431	$ 18,616	$ 3,759	$ 95,806

3.

Business Combination

On February 20, 2003, the Company acquired a 100% interest in Corner Bay Silver Inc. ("Corner Bay").  The consideration paid to the shareholders of Corner Bay was 7,636,659 common shares of the Company (a "Pan American share"), representing 0.3846 of a share of the Company for each share of Corner Bay and 3,818,329 warrants (the "Pan American warrant") to purchase common shares of the Company, representing 0.1923 of a warrant for each share of Corner Bay.  The common shares issued were valued at $54,203,000, which was derived from an issue price of Cdn$11.30 translated at $0.6595 for each U.S. dollar, less a deemed 5% issue expense of $2,707,000.  The share purchase warrants were assigned a value of $8,889,000, which was derived from a warrant valued at $2.328 per warrant.  The warrants were valued using an option pricing model assuming a weighted average volatility of the Company's share price of 35 percent and a weighted average annual risk free rate of 4.16 percent.

The value of the common shares issued by the Company was estimated based on the average closing price of the Company's common shares for the period before and after the date that the terms of the transaction were agreed and announced.

Each whole Pan American warrant allows the holder to purchase a Pan American share for a price of Cdn$12.00 for a five-year period ending February 20, 2008.

In addition, the Company agreed to grant 553,846 stock options to purchase Pan American shares.  These options replace 960,000 fully vested stock options held by employees and shareholders of Corner Bay.  The value of the stock options granted was determined to be $1,136,000.  The options granted have a weighted average exercise price of Cdn$8.46 and a weighted average remaining life of 26 months.

The purchase method of accounting was applied to account for this acquisition, which results in the allocation of the consideration paid to the fair value of the assets acquired and the liabilities assumed as follows:

As at February 20, 2003
Fair value of net assets acquired (000's)
Current assets Equipment	$ 2,512 2,500
Mineral properties	79,008
Other assets	29
84,049
Less: Current liabilities Provision for future income tax liability	104 19,035
$ 64,910

Consideration paid:
Issue of 7,636,659 common shares	$ 54,203
Issue of 3,818,329 share purchase warrants	8,889
Issue of 553,846 replacement stock options	1,136
64,228
Add: Estimated costs of acquisition	682
$ 64,910

The purchase consideration of $64,910,000 for 100% of Corner Bay exceeded the carrying value of the net assets acquired by $54,108,000, which was applied to increase the carrying value of the mineral property.  This excess amount did not increase the carrying value of the underlying assets for tax purposes resulting in a temporary difference between the accounting and tax carrying values.  The resulting estimated future income tax liability associated with this temporary difference of $19,035,000 was also applied to increase the carrying value of the mineral property.

4.

Accounts payable and accrued liabilities

Accounts payable and accrued liabilities consist of:

	September 30	December 31
	2003	2002
Trade payables	$8,805	$13,528
Payroll and related benefits	926	1,242
Sales tax	733	237
Royalty	74	111
Accrued interest and other	765	109
	$11,303	$15,227

5.

Bank loans

During the nine months ending September 30, 2003, the Company reduced its Huaron loan by $1,219,000 to $3,927,000 of which $1,620,000 is current.  This loan bears interest at 6-month LIBOR plus 3% and is repayable at the rate of $135,000 per month until February 2006.  Certain assets of the Company's subsidiary, Compania Minera Huaron S.A., have been pledged as security for the loan.

As at September 30, 2003, the Company had borrowed $8,000,000 of its $10,000,000 La Colorada project loan facility with International Finance Corporation ("IFC Loan") (note 9d).  The IFC Loan bears interest at 6-month LIBOR plus 3.50% until certain technical and financial tests are achieved and 6-month LIBOR plus 3.25% thereafter and is repayable in semi-annual installments of $1,000,000, commencing November 14, 2004.  For the nine months ended September 30, 2003, the Company incurred $227,000 of interest, which has been deferred as part of the La Colorada development costs.  The Company's interest in its wholly-owned subsidiary, Plata Panamericana S.A. de C.V. ("Plata") and substantially all of the assets of Plata have been pledged as security for the IFC Loan.

6.

Convertible Debenture

During the third quarter ending September 30, 2003, the Company completed an offering of $86,250,000 convertible, unsecured senior subordinated debentures (the "Debentures"), which are due on July 31, 2009.  These Debentures bear interest at a rate of 5.25% per annum, payable semi-annually on January 31 and July 31 of each year, beginning on January 31, 2004.  The Company has the option to discharge interest payments from the proceeds of the sale of common shares issued to a trustee for the purpose of converting such shares into cash.

The Debentures are convertible, at the option of the holder, at any time prior to maturity or redemption into common shares of the Company at a price of $9.57 per common share (the "Conversion Price").  The Company may not redeem the Debentures prior to July 31, 2006.  After July 31, 2006, the Company may redeem the Debentures provided that the Company's common shares trade at 125% or more of the Conversion Price.  Since redemption can be made either by cash or by common shares at the option of the Company, the Debentures are classified as a compound financial instrument for accounting purposes.

The value of the Debentures is comprised of a $35,357,000 fair value of the Debentures, $23,049,000 fair value of the future interest payments and $27,844,000 fair value ascribed to the holder's option to convert the principal balance into common shares.  These components have been measured at their respective fair values on the date the Debentures were issued.  The $23,049,000 fair value of the future interest payments is classified as a liability and the $63,201,000 fair value of the Debentures and the conversion option have been classified in shareholders' equity as "Convertible Debentures".  Over the six-year term of the Debentures, the carrying value of the Debentures is accreted to their face value and the fair value of the future interest payments is amortized. The periodic accretion is charged to deficit.  For the three months ended September 30, 2003, the Company recorded accretion totaling $975,000 for the accretion of conversion option amounting to $773,000 and interest amortization of $202,000.  As at September 30, 2003, the Company had accrued $765,000 of interest of which $563,000 is reflected in interest and financing costs and $202,000 is reflected as a reduction in the liability component of convertible debenture.

The Company incurred $3.0 million of debt issue expenses, which were charged to deficit.

7.

Share capital

During the nine-month period ended September 30, 2003 the Company:

1)

issued 989,202 Common Shares for proceeds of $5,133,000 pursuant to the exercise of stock options;

2)

issued 100,538 Common Shares for proceeds of $505,000 pursuant to the exercise of share purchase warrants; and

3)

issued 7,636,659 common shares valued at $54,203,000, 3,818,330 warrants valued at $8,889,000 and 553,846 replacement stock options valued at $1,136,000 for the purchase Corner Bay Silver Inc.  Each warrant allows the holder to purchase one Common Share of the Company for a price of Cdn$12.00 up to and including February 20, 2008.  The replacement stock options have exercise prices of between Cdn$4.55 and Cdn$12.00 and exercise periods of between one and five years from the date of grant.

The following table summarizes information concerning stock options outstanding as at September 30, 2003:

		Options Outstanding		Options Exercisable
Range of Exercise Prices	Year of Expiry	Number Outstanding as at September 30, 2003	Weighted Average Remaining Contractual Life (months)	Number Exercisable as at September 30, 2003	Weighted Average Exercise Price
$3.37 - $6.85	2004	138,498	9.00	138,498	$5.88
$6.85 - $8.89	2005	214,416	18.71	214,416	$8.37
$3.70	2006	250,000	31.50	250,000	$3.70
$6.30 - $7.48	2007	703,860	47.86	627,860	$7.42
$6.59 - $8.89	2008	699,231	56.32	219,231	$7.16
$3.70	2010	295,000	73.48	295,000	$3.70
		2,301,005	20.35	1,745,005	$6.22

At September 30, 2003 there were warrants outstanding to allow the holder to purchase 3,817,791 Common Shares of the Company for Cdn$12.00 per share.  These warrants expire on February 20, 2008.  There were also warrants outstanding to allow the holder to purchase 537,110 Common shares of the Company for Cdn$3.47 per share.  These warrants expire on November 4, 2004.

The Company accounts for stock options granted to employees and directors under the intrinsic value method.  Stock options granted to non-employees under the Company's Stock Option Plans are accounted for under the fair value method.  The following pro forma financial information presents the net loss and the basic loss per common share for the three-month and nine-month periods ended September 30, 2003 had the Company adopted the fair value method of accounting for stock options as set out in CICA Handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payments.

	Three months ended September 30,		Nine months ended September 30,
	2003	2002	2003	2002
Net loss for the period	$ (390)	$ (17,387)	$ (1,936)	$ (19,937)
Stock-based compensation costs	(259)	-	(355)	(128)
Pro forma net loss	$ (649)	$ (17,387)	$ (2,291)	$ (20,065)
Pro forma basic loss per share	$ (0.01)	$ (0.40)	$ (0.04)	$ (0.48)

For purposes of this presentation the fair value of the stock options granted was calculated using an option-pricing model based on the following assumptions - no dividends were paid, a weighted average volatility of the Company's share price of 74%, weighted average annual risk free rate of 4.03% and an expected life of options granted of 5 years.  The model resulted in a weighted average option price of $6.02 per share.

8.

Differences between Canadian and United States Generally Accepted Accounting Principles

The differences between Canadian GAAP and accounting principles generally accepted in the United States ("US GAAP") as they relate to these interim financial statements are summarized below and more fully discussed in Note 16 of the Company's annual audited consolidated financial statements included in the Company's 2002 Annual Report.

In June 2001, FASB Statement No. 141 ("SFAS 141"), "Business Combinations", was issued.  SFAS 141 addresses financial accounting and reporting for business combinations and supercedes APB Opinion No. 16, Business Combinations, and FASB Statement No. 38, Accounting for Preacquisition Contingencies of Purchased Enterprises.  Under SFAS 141, supplemental pro-forma information that discloses the results of operations for the current period and the current year-to-date and for comparative periods is required that discloses information as though the business combination disclosed in Note 3 had been completed as of the beginning of the period being reported on.

Combined results of operations for the periods prior to acquisition are outlined below.

	Three months ended September 30,		Nine months ended September 30,
	2003	2002	2003	2002
Revenue	$ 11,890	$ 11,195	$ 32,265	$ 33,009
Net loss for the period	(390)	(17,743)	(2,221)	(21,107)
Loss per share	$ (0.01)	$ (0.41)	$ (0.04)	$ (0.51)

FASB Statement No. 143, "Accounting for Asset Retirement Obligations ("SFAS 143"), addresses financial accounting and reporting for obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development or the normal operation of long-lived assets, except for certain obligations of leases.  SFAS 143 is effective for financial statements issued for financial years beginning after June 15, 2002.  Under SFAS 143, the Company's provision for reclamation of $13,184,000 would be removed from the accounts with a credit to earnings.  The expected fair value of future site restoration costs for the La Colorada, Huaron and Quiruvilca mines is estimated at $19,600,000 and would be recorded as part of the carrying value of the asset and as a corresponding liability.  Due to the impairment in the carrying value of the Quiruvilca mine, the Company would recognize a $12,500,000 charge to earnings.  The current period's reclamation provision of $231,000 would be reversed and future period operations would be charged with annual amortization of future site restoration cost of $710,000 and the accretion of a liability for future site restoration costs of $418,000.

In April 2003, FASB Statement No. 149 ("SFAS 149") "Amendment of SFAS No. 133 on Derivative Instruments and Hedging Activities" was issued.   SFAS 149 is effective for contracts entered into or modified after June 30, 2003, except for certain provisions that relate to SFAS No. 133 "Implementation Issues" that had been effective prior to June 15, 2003. This Statement amends and clarifies accounting for derivative financial instruments and for hedging activities.  In particular it clarifies the circumstances under which a contract with an initial net investment meets the characteristics of a derivative as contemplated in SFAS No. 133 and it clarifies when a derivative contains a financing component.  In addition, this Statement amends the definition of an underlying to make it conform to FASB Interpretation No. 45, "Guarantor Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" and also amends certain other existing accounting pronouncements.  The application of SFAS 149 did not have a material effect on the Company's results of operations or its financial position.

In May 2003, FASB Statement No. 150 ("SFAS 150"), "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity" was issued.  This Statement requires that three types of financial instruments be reported as liabilities by their issuers.  Those types of instruments include: mandatorily redeemable instruments; forward purchase contracts, written put options and other financial instruments not in the form of shares that either obligate the issuer to repurchase its equity shares and settle its obligation for cash or by transferring other assets; and certain financial instruments that include an obligation that may be settled in a variable number of equity shares, has a fixed or benchmark tied value at inception that varies inversely with the fair value of the equity shares.  SFAS 150 is effective for instruments entered into or modified after May 31, 2003.  In accordance with SFAS 150 the resulting change to the financial statements would be to increase liabilities by $63,201,000 and decrease shareholders' equity by a corresponding amount.  Debt issue expenses of $3,000,000 would be reclassified from shareholders' equity to assets and would be amortized over three years at an annual rate of $1,000,000.  Interest expense would be higher by $202,000.

The following tables illustrate how SFAS 143 and 150, if applied, would change the balance sheets and statements of operations of the Company.

	September 30, 2003
	Total Assets	Total Liabilities	Shareholders' Equity
Reported under Canadian GAAP	$ 270,710	$ 87,087	$ 183,623
SFAS 143 adjustments
Expected future site restoration costs	19,600	19,600	-
Impairment of mining assets	(12,500)	-	(12,500)
Reverse provision for reclamation	-	(13,184)	13,184
Amortization of future site restoration costs	(533)	-	(533)
Accretion of future site restoration costs	-	313	(313)
SFAS 150 adjustments
Reclassify convertible debentures	-	63,201	(63,201)
Deferred debt issue cost	3,000	-	3,000
Amortization of debt issue costs	(167)	-	(167)
Reported under US GAAP	$ 280,110	$ 157,017	$ 123,093

	December 31, 2002
	Total Assets	Total Liabilities	Shareholders' Equity
Reported under Canadian GAAP	$ 94,966	$ 39,474	$ 55,492
SFAS 143 adjustments
Expected future site restoration costs	19,600	19,600	-
Impairment of mining assets	(12,500)	-	(12,500)
Reverse provision for reclamation	-	(12,971)	12,971
Reported under US GAAP	$ 102,066	$ 46,103	$ 55,963

	Three months ended September 30,		Nine months ended September 30,
	2003	2002	2003	2002
Net loss under Canadian GAAP	$ (390)	$ (17,387)	$ (1,936)	$ (19,937)
SFAS 143 adjustments Reclamation	75	-	231	-
Amortization of future site restoration costs	(178)	-	(533)	-
Accretion for future site restoration costs	(105)	-	(313)	-
Sub-total	(598)	(17,387)	(2,551)	(19,937)
SFAS 150 adjustments
Additional interest expense	(202)	-	(202)	-
Amortization of debt issue costs	(167)	-	(167)	-
Net loss before cumulative effect of change in accounting policy	(967)	(17,387)	(2,920)	(19,937)
Change in accounting policy	-	-	684	-
Net loss under US GAAP	$ (967)	$ (17,387)	$ (2,236)	$ (19,937)

9.

Subsequent Events

Subsequent to September 30, 2003, the Company:

a.

purchased the 3% Net Smelter Royalty over its Huaron silver mine in Peru for $2,500,000;

b.

sold its 50% interest in the Tres Cruces gold project in Peru to New Oroperu Resources Inc. for 3,500,000 Oroperu common shares and a 1.5 percent net smelter royalty.  The Company has recorded this exchange at fair value which approximates book value;

c.

sold forward 2,800 tonnes of zinc at an average price of $901 per tonne.  These sales were designated as a hedge and represent sales of 200 tonnes per month for each of the months of November 2003 through and including December 2004.  The difference between the average monthly London zinc cash settlement price and the forward sales price will be credited or charged to revenue during November 2003 through December 2004 period;

d.

borrowed an additional $1,500,000 from its $10,000,000 La Colorada project loan facility with International Finance Corporation, which brought the amount outstanding to $9,500,000; and

e.

learned that on October 14, 2003, the Peruvian government published Law 28090 "Mine Closure Law" which establishes provisions related to mine closure plans.  For existing mining operations the law provides that a mine closure plan must be submitted, for certification, to the Ministry of Energy and Mines within six months of the law entering into force.  No enabling regulations were published with the law.  Therefore, the possible effects of this law on the Company's Peruvian mining and exploration activities cannot be predicted.

The law provides that a mine operator must grant an environmental warranty for the estimated costs associated with its mine closure plan(s).  The law does not establish when such warranties must be in place nor does the law specify the form of the required warranty.  However, the law indicates that a warranty may take the form of insurance, cash collateral, a trust agreement or other forms as permitted by the Civil Code of Peru.  The Company's Huaron and Quiruvilca mines shall submit closure plans as required by the law, but until these plans have been certified and the nature and form of whatever environmental warranty is required have been determined no estimate of the affect of this law on the Company's financial condition or results of operations may be made.

Third Quarter 2003 Management's Discussion & Analysis

Results of Operations (all financial amounts are expressed in US dollars)

For the three-month period ended September 30, 2003 the Company's net loss was $0.39 million ($0.01 per share) compared to a net loss of $17.39 million ($0.40 per share) for the three-month period ended September 30, 2002.  The net loss for the nine-month period ended September 30, 2003 was $1.94 million ($0.04 per share) compared to $19.94 million ($0.48 per share) for the corresponding period in 2002.  The three and nine-month periods ended September 30, 2002 included a $15.13 million ($0.35 per share) write down of the Company's investment in the Quiruvilca mine.  Excluding the write down in 2002 the comparable net losses for the three-month periods ending September 30, 2003 and 2002 were  $0.39 million ($0.01  per share) and $2.26 million ($0.05 per share), respectively.  For the nine-month periods the comparable net losses were $1.94 million ($0.04 per share) for 2003 and $4.81 million ($0.12 per share) for 2002.

The Company's improved net loss for the three and nine month periods of 2003 relative to the same periods in 2002 was partially due to depreciation, amortization and reclamation expenses and improved mine operating results.  For the three-month period depreciation and reclamation was $1.04 million less than in 2002 and for the nine-month period these expenses were $3.23 million lower than for the same period of last year. Depreciation and amortization and reclamation provisions are lower than in 2002 because of the write down and the reclamation provision taken in the second half of 2002 against the Quiruvilca mine.  Mine operating results have improved as a result of low cost sales from the pyrites stockpiles acquired in late 2002 and lower operating costs due to closing the high cost North Zone of the Quiruvilca mine.

The lower non-cash depreciation and amortization and reclamation expenses as well as the improved operating performance were partially offset by higher exploration, general and administration and interest expenses.

Interest expense increased because of charges related to the convertible debenture issued early in the third quarter of 2003.  Exploration expense is higher because of activities at the Company's Manantial Espejo property in Argentina and general fieldwork in Mexico.  General and administration expense is higher because of the costs of managing the Company's growth.

Revenue was $11.89 million for the third quarter of 2003 which was 6 percent greater than revenue for the corresponding period of 2002.  Revenue increased because of higher metal prices. For the third quarter of 2003 relative to the same three-month period of 2002 the  Company's average realized prices were 9 per cent higher for silver, 6 per cent higher for zinc and 15 per cent higher for each of lead and copper.  Metals produced during the third quarter of 2003 included 2,187,508 ounces of silver (2002 - 1,750,467 ounces), 7,578 tonnes of zinc (2002- 9,947 tonnes), 4,332 tonnes of lead (2002 - 4,993 tonnes) and 841 tonnes of copper (2002 - 723 tonnes).  The increased silver production was primarily due to sales from pyrite stockpiles and improvements in the grade of ore mined at Quiruvilca partially offset by lower production from Huaron due to mining lower grade silver ores during the quarter.  Lower zinc and lead production is due to a reduction in the tonnage mined at the Quiruvilca mine.  The North Zone of Quiruvilca was closed during the quarter and mine output has decreased.

Revenue for the nine months ended September 30, 2003 was 2 per cent less than revenue for the corresponding period of 2002.  The decrease in revenue for the nine-month period relative to last year was attributable to lower shipments, principally lead concentrate, when compared to the prior year.  Average metal prices for the first three quarters of 2003 were slightly higher than in 2002.  For the nine months ended September 30, 2003 the Company's average realized metals prices were: silver $4.46 per ounce (2002 - $4.29 per ounce); zinc $0.36 per pound

(2002 - $0.35 per pound); lead $0.22 per pound (2002 - $0.21 per pound); and copper $0.68 per pound (2001 - $0.62 per pound).

In order to partially protect against declines in the zinc price and to take advantage of instances of price strengthening the Company had, at September 30, 2003, forward zinc sales of 11,000 tonnes at an average price of $827 per tonne or $0.38 per pound.  In early October another 2,800 tonnes of zinc were sold forward at $901 per tonne ($0.41 per pound) for a total outstanding forward sales commitment of 13,800 tonnes, which will be settled during the period October 2003 through December 2004.   Of these sales 4,900 tonnes are to be settled during 2003 at $833 per tonne ($0.38 per pound) and the balance in 2004 at $847 per tonne ($38 per pound).  The Company has no other outstanding forward sales, future contracts, options or derivative positions and is fully exposed to changes in the price of silver, lead, copper, currency exchange rates and interest rates.

The Company's zinc forward sales will limit participation in higher zinc prices and provide protection against lower prices for about 71 per cent of the Company's expected production for the fourth quarter and 42 per cent of expected production for 2004.  Any improvement or deterioration in the prices of silver or other base metals will be fully reflected in the sales of future periods.

Exploration and Development Activities

Drilling for the purpose of providing infill data for the resource model started at the 50 per cent owned Manantial Espejo project.  The results of this drilling will be incorporated into the feasibility study that commenced during the most recent quarter.  Expenditures at Manantial Espejo are expensed as incurred.

A one million dollar diamond drilling program designed to upgrade resources to reserves and to explore for vein extensions was initiated at the Huaron mine.  This program will run through January 2004 and forms part of an overall project to further expand the mine's production.  The costs of this project will be capitalized.  Also at Huaron the Company purchased, in October, the outstanding 3 per cent net smelter return royalty of the mine's production for cash consideration of $2.5 million.

At Alamo Dorado two drill programs were completed during the quarter.  These programs provided additional information necessary for a detailed mining plan.  The costs of these programs and ongoing metallurgical test work, permitting and related direct costs at Alamo Dorado are being capitalized.  For the nine months ended September 30, 2003 expenditures of $869,000 were capitalized at the Alamo Dorado property bringing the carrying value of this project to $79.56 million.

Other exploration programs were conducted at properties in Mexico and Peru.  The costs of these programs were expensed.

Convertible Debenture and Interest Expense

Under the terms of the Company's $86.25 million of 5.25 per cent convertible debentures (the "Debentures") the Company may satisfy the periodic interest payments and the principal amount in Common shares.  Consequently, Canadian generally accepted accounting principles require that the Debentures be recorded as part debt and part equity.

Upon initial recognition of the Debentures an amount of $23.05 million representing the present value of future interest payments was recorded as a liability and $63.20 million representing the theoretical equity component of the Debentures was recorded as a component of shareholders'

equity.  The equity component of the debentures consisted of two elements - an amount of $27.84 million as the fair value of the holders' conversion option and $35.36 million as the principal equity component.  Over the life of the Debentures the $35.36 million principal equity component is to be accreted to $86.25 million - the face value of the Debentures - by charges to accumulated deficit.  The liability for future interest payments is to be fully amortized to over the life of the debentures.  The initial fair value of the holders' conversion option is carried at its initial value within shareholders' equity until settlement when it would be charged against shareholders' equity.

In addition, Canadian generally accepted accounting principles require that the $3.0 million of costs associated with completing the offering of the Debenture are to be recorded as a component of shareholders' equity as a charge to deficit.

Normally a financial statement reader would expect the interest cost associated with the Debentures to be reflected in the statement of operations as interest expense.  Under the existing accounting rules the interest payment is accounted for in a manner parallel to the initial recognition of the Debentures as part interest expense and in part as a reduction to the liability component of the Debentures.  Similarly, a reader would expect that the debenture issue costs would be amortized over the minimum life of the Debentures and be reflected as a charge in the statement of operations.  Since all of the issue costs were charged to shareholders' equity no amortization of those costs is recorded.

There are proposed amendments to Canadian accounting principles that would lead to new accounting rules for financial instruments similar to the Debentures.   The change would require that the Debentures be accounted for as debt and not as a partial debt and partial equity instrument under existing accounting standards.  The proposed amendments are likely to become effective for the first quarter of 2004 and, if adopted, are expected to be applied retroactively. In such an event the Company's accounting for the Debentures and the associated issue costs will change.  Such a change would require restatement of the accounts.

Total interest expense during the first nine months of 2003 amounted to $1.02 million.  Interest expense for the Company's $86.25 million 5.25 per cent convertible debenture amounted to $0.56 million during the third quarter and the nine months ended September 30, 2003.  Interest incurred on the Huaron expansion loan was $0.18 million and interest on concentrate and supplier advances accounted for the balance.  During 2002 interest expense of $0.77 million consisted primarily of $0.18 million on the Huaron loan and charges related to concentrate and supplier advances.

In addition to the interest expense associated with the debentures $0.98 million was accreted to the Debentures in the statement of shareholders' equity consisting of $0.20 million related to amortization of the liability for future interest payments and $0.77 million in respect of accretion of the principal equity component of the Debentures.

For the year-to-date $0.23 million of interest was deferred as part of the La Colorada expansion.

Other income to September 30, 2003 includes interest income of $0.18 million and a $0.17 million gain on disposal of marketable securities.

Corporate Office Costs

General and administration costs of $0.57 million for the quarter ($1.55 million for the nine months) were higher than they were in 2002 and will trend slightly higher for the rest of 2003 because of the addition of senior technical staff.

Operating Costs

Operating costs for the third quarter ended September 30, 2003 are relatively lower than the same period of last year due to the closure of the North Zone of the Quiruvilca mine and production from the low cost pyrite ore stockpiles.  For the year-to-date differences between comparable periods reflect the impact of sales from the pyrite stockpiles.  The Company's gross margin (the difference between revenue and operating costs divided by operating costs) improved to 11 per cent for the nine months ended September 30, 2003 from 5 per cent for the comparable period last year.  This improvement is due in part to lower operating costs and slightly higher metals prices.

Cash Flow

Cash consumed by operating activities was $0.50 million for the third quarter of 2003.  For the corresponding period of 2002, cash provided by operations was $1.17 million.  The $1.67 million decrease in cash provided for operating activities was due to changes in non-cash working capital items principally a reduction in accounts payable and an increase in concentrates inventory.

For the third quarter of 2003 debt repayments consumed $0.41 million ($1.22 million for the nine months ended September 30, 2003).  There were no borrowings under the La Colorada loan during the quarter.  For the year-to- September 30, 2003 proceeds from the La Colorada loan amounted to $8.0 million. During the third quarter proceeds of $2.94 million were realized from the exercise of stock options. Net proceeds from financing activities were $85.72 million, which included the Debenture issue.  For the first nine months of 2003 financing activities generated $95.39 million.  For the first three quarters of 2002 net financing activities generated $19.71 million including $21.75 million from the issue of shares offset by debt repayments of $2.27 million.

During the third quarter of 2003 investing activities included plant and equipment expenditures of $3.00 million. Expenditures were principally for the expansion of La Colorada.  The expansion project was substantially complete in July 2003 and commercial production levels were expected to be achieved by the end of the third quarter of 2003. In addition to typical start-up and commissioning processes, a severe flood event in September 2003 delayed achievement of commercial production levels. It is expected that planned production levels will be achieved by late 2003 or early 2004. Flood damage is being assessed.  The cost of and time required for repair and reconstruction and the amount and extent of insurance coverage have not been determined.  To the end of September 2003 investing activities, net of cash received upon the acquisition of a Corner Bay Silver Inc., totaled $10.02 million and included $11.64 million for plant and equipment of which the majority was for La Colorada.  For the corresponding period of 2003 net investing activities amounted to $6.17 million most of which was related to La Colorada.

Liquidity and Capital Resources

Working capital, including cash of $92.84 million, was $87.05 million at September 30, 2003.  This is an increase of $84.66 million from December 31, 2002.  The increase is due to net proceeds from financing activities of $95.39 million of which $10.02 million were invested in plant and equipment.

During the quarter ended September 30, 2003 the Company received net proceeds of $83.25 million from the issuance, to a syndicate of underwriters, of $86.25 million of 5.25% convertible unsecured senior subordinated debentures. The net proceeds from the Debentures should be sufficient to fund the Company's expansion plan for the Huaron mine, the likely mine construction at its Alamo Dorado property in Mexico or potential acquisitions as well as provide liquidity for the foreseeable future.

Subsequent Events

During October 2003 the following events occurred that could affect the Company's future financial position or results of operations.

In early October the Company sold forward 2,800 tonnes of zinc at $901 per tonne ($0.41 per pound).  These sales are to be settled at the rate of 200 tonnes per month from November 2003 through December 2004 against the average monthly price of zinc during those months.

In early October the Company purchased for $2.5 million in cash the existing 3 per cent net smelter return royalty over the future production from the Huaron mine.

In mid-October a new mine closure law was enacted in Peru.  No enabling regulations have been published, and therefore, determining how this law will affect the Company's Peruvian operations is difficult to predict; however, the law provides that within six months each operating mine in Peru must complete and submit for certification a mine closure plan setting out the technical, economical, financial and social aspects of its closure plan.  Furthermore, the law provides that each operating mine must provide a guarantee for payment of the eventual closure and post-closure phases of its operation.  The form of guarantee has not be specified, but it seems that a guarantee may take the form of cash, a third party guarantee or a company guarantee.  Until the enabling regulations are passed and the closure certification process is complete the possible effects of this law on the Company's financial condition and results of operation are unknown.

In mid-October the Company borrowed an additional $1.5 million of the $10.0 million La Colorada expansion loan facility.  The outstanding balance of the loan is $9.5 million which bears interest at LIBOR plus 3.5 per cent.

In late-October the Company exchanged its 50 per cent ownership in the Tres Cruces exploration property for 3.5 million common shares of New Oroperu Resources Inc. and a 1.5 per cent net smelter return royalty interest over future production from this property.  The transaction was recorded at fair value, which approximated the carrying value of the Company's investment in the property.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pan American Silver Corp

(Registrant)

By:/s/ Ross Beaty

(Signature)

Ross Beaty, Chairman and CEO

Date: November 12, 2003